SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                                JCM PARTNERS, LLC
                            (Name of Subject Company)

  MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4,
   LLC, MPF Senior Note Program I, LP, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Blue
  Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MPF
    Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF
            Flagship Fund 11, LLC; and MacKenzie Patterson Fuller, LP
                                    (Bidders)
    Class 1 or Class 2 units ("UNITS") OF LIMITED LIABILITY COMPANY INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                  Transaction                       Amount of
                   Valuation*                       Filing Fee
                   ----------                       ----------

                   $3,850,657                        $412.02

* For purposes of calculating the filing fee only. Assumes the purchase of 2,750,469 Units at a purchase price equal to $1.40 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:       $412.02
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: March 30, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.
|_|   issuer tender offer subject to Rule 13e-4.
|_|   going private transaction subject to Rule 13e-3
|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program I, LP, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MPF
Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF Flagship Fund 11, LLC; and MacKenzie Patterson Fuller, LP (collectively the "Purchasers") to purchase 2,750,469 Units of Class 1 or Class 2 limited liability company interest (the "Units") in JCM Partners, LLC (the "Partnership"), the subject company, at a purchase price equal to $1.40 per Unit, less the amount of any distributions declared or made with respect to the Units between March 30, 2007 (the "Offer Date") and May 14, 2007 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders of a total of 0 Units. Thus, the Purchasers terminated the offering.

                                  SIGNATURES


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2007

MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program I, LP, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MPF
Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF Flagship Fund 11, LLC; and MacKenzie Patterson Fuller, LP.

By:   /s/ Chip Patterson
      --------------------------
      Chip Patterson, Senior Vice President of Manager or General Partner of each filing person